White River Energy Corp

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

July 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	White River Energy Corp
Amendment No. 6 to Registration Statement on Form S-1
Filed July 5, 2023
File No. 333-268707

Ladies and Gentlemen:

This letter is submitted by White River Energy Corp (the “Company”) in response to the comment letter dated July 19, 2023 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 6 to the Registration Statement Form S-1 filed July 5, 2023. Amendment No. 7 is being filed simultaneously.

The Prospectus has been updated as appropriate to give effect to changes affecting the Company and the industry in which it operates.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Amendment No. 6 to Registration Statement on Form S-1

Risk Factors

If the Company was subject to the Investment Company Act of 1940 or the 1940 Act, we would be required to expend significant resources..., page 21

1.	In the sentence beginning “However, the Fund does not intend to sell partnership...” please (a) replace “will” with “is expected to” and (b) replace “exemption from registering as” with “exclusion under Section 3(c)(1) from the definition of.”

Response: We have made the requested revisions to the risk factor at page 21.

Securities and Exchange Commission

Division of Corporation Finance

July 25, 2023

Pro Forma Condensed Consolidated Balance Sheet - March 31, 2023, page 33

2.	We note that your $1,141,000 Other Transaction Adjustment on the Cash line item does not foot down, across or equal the sum of the amounts described in footnote (1). Please revise as necessary to resolve these inconsistencies.

Response: We have revised the Pro Forma Condensed Consolidated Balance Sheet on page 33 to revise the “Cash” figure to equal $1,431,000. The amount omitted the $290,000 that is reflected in the disclosure regarding checks being held. All of the amounts now foot and crossfoot accordingly.

Business

Key Developments, page 51

3.	We note you disclosed on page 51 that as of June 15, 2023, Ault Energy had $1.4 million in obligations related to your various drilling projects. However, due to Ault Energy’s failure to make timely payments of the full amounts, you have concluded that Ault Energy’s participation rights are no longer enforceable except for amounts previously paid and for which all other obligations of Ault Energy have been satisfied.

In light of Ault Energy’s failure to make payments of the full amounts, please expand your disclosure to clarify when you expect to receive the $1.4 million balance of the $3.25 million that is guaranteed by Ecoark, related to Ault Energy’s exercise of the participation rights, as reported on page F-3 and disclosed in Note 11, and describe any any uncertainty regarding recovery of the balance.

Response: We have revised the disclosure at page 51 to explain the uncertainty regarding our collection of the amounts still owed to us, including that we may seek financing from another source to complete the well in which event the participation rights would no longer apply.

The Fund, page 53

4.	We note your description of the Fund, including disclosure explaining that you have made a commitment to reacquire the partnership interests of all investor partners in the Fund at the earlier of 42 months after terminating the Offering, or March 31, 2027, with the redemption amount based on a PV20 valuation though subject to your cash availability. Please expand your disclosure to describe any rights the investor partners will have to enforce redemption, including the terms governing recourse or remedy if you are unable to satisfy a redemption demand.

Response: We have revised the disclosure at page 53 and elsewhere to expand the description of the redemption right in favor of investor partners as requested.

Securities and Exchange Commission

Division of Corporation Finance

July 25, 2023

Business

Legal Proceedings, page 59

5.	Please revise your discussion of legal proceedings to include all of the information specified in Item 103 of Regulation S-K, including the names of the parties.

Response: We have revised the disclosure regarding the legal proceedings at page 59 to include the information required by Item 103 of Regulation S-K, including the names of the parties.

Note 4 - Oil and Gas Properties, page F-18

6.	We note your disclosure on page F-10 indicating that you recorded a $5.5 million charge for your oil and gas properties under the full cost ceiling test for the fiscal year ended March 31, 2023, and disclosures on pages F-10 and F-18 stating that you recorded $5.9 million in total depletion and impairment expenses for the year. As you do not identify any similar ceiling test write-down for the prior year, please clarify the reasons that depletion expenses would be $0.4 million in fiscal 2023, compared to $6 million in fiscal 2022.

Provide us with a roll-forward of your oil and gas properties balances that reflects the above charges, distinguishing between depletion and impairment expenses for each period, and reconciled to the depletion and impairment expenses reported on page F-4.

Response: As stated correctly, in the year ended March 31, 2023, we had a total of $5,487,665 in impairment charges and $380,540 in depletion charges which total $5,868,205. For the year ended March 31, 2022, we had a total of $4,322,968 in impairment and $1,706,164 in depletion totaling $6,029,132.

The primary reason for the significant decrease in depletion expense from 2022 to 2023 relates to the fact that the Company assigned approximately 67% of their producing wells. In addition, our production decreased in one of our more significant wells and we were forced to pull the well offline for a period of time during the year ended March 31, 2023.

We have attached to this response letter as Exhibit A a roll-forward schedule that reflects the activity for each of our fiscal years ended March 31, 2023 and 2022.

The amounts reflected above and in the roll-forward will agree to our totals in our Consolidated Statements of Operation. We have included in the roll-forward a breakout of the expenses that comprise the totals reflected in page F-4.

Securities and Exchange Commission

Division of Corporation Finance

July 25, 2023

7.	Please expand your disclosures to provide all of the information required by Rule 4-10(c)(7)(ii) of Regulation S-X, regarding capitalized costs of unproved properties, including descriptions of the current status of the significant properties, the anticipated timing of the inclusion of the costs in the amortization computation, and a tabulation showing the composition of these costs. For example, indicate the extent to which such costs were acquisition, exploration, or development costs, and the extent to which these costs were incurred in each of the last three fiscal years and in the aggregate for any preceding years.

Response: We have amended Note 4 on page F-18 to include disclosures regarding our unevaluated wells in progress as required under Rule 4-10(c)(7)(ii) of Regulation S-X.

Supplemental Information on Oil and Gas Producing Activities (Unaudited) Estimated Quantities of Proved Reserves (Bbl), page F-36

8.	Your disclosure of the changes in the net quantities of proved reserves during FY 2023 and FY 2022 are not accompanied by an explanation for each category of change. Please expand your disclosure to include an explanation of the significant components related to each line item other than production for the periods presented. If two or more unrelated factors are combined to arrive at the overall change, you should separately identify and quantify each contributing factor, including offsetting factors, so the entire change volume between periods is fully explained. Your disclosure of revisions in previous estimates should identify the changes associated with individual factors such as: commodity prices, costs, royalty or working interest adjustments, and well performance. Refer to the disclosure requirements in FASB 932-235-50-5.

Response: We have added disclosure on page F-36 for the explanations of the changes in the net quantities of proved reserves during the years ended March 31, 2023 and 2022 by line item in accordance with the disclosure requirements in ASC 932-235-50-5.

Exhibits

9.	With reference to your Form 8-K filed July 7, 2023, please file Amendment No. 1 to your Amended and Restated Bylaws as an exhibit to your registration statement.

Response: We have added Amendment No. 1 to our Amended and Restated Bylaws as Exhibit 3.2(a).

General

10.	We note your response to prior comment 6 and reissue the comment in part. Please revise your fee table at Exhibit 107 to ensure that disclosure regarding the securities being offered is consistent with your prospectus and your legal opinion filed as Exhibit 5.1.

Response: We have revised the exhibit index to reference and hyperlink to the correct version of Exhibit 107, which was filed with Amendment No. 5 to the Registration Statement on May 8, 2023. That version reflects the correct number of securities in the offering.

Securities and Exchange Commission

Division of Corporation Finance

July 25, 2023

11.	Please revise your prospectus to provide an organizational diagram that depicts the structure of the company and the relationships among the company and its related entities.

Response: We have revised the Prospectus at page 1 to include an organizational chart displaying the corporate structure of the Company and its related entities.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

White River Energy Corp

		By:	/s/Jay Puchir
Jay Puchir, CEO

cc:	Michael Harris, Esq.

Enclosures: As Stated.

Securities and Exchange Commission

Division of Corporation Finance

July 25, 2023

Exhibit A

Roll-Forward Schedule

	3/31/2021	Acquisition	Development	Exploration	Assignment/Sale	Depletion	Impairment (*)	3/31/2022	Acquisition	Development	Exploration	Assignment/Sale	Depletion	Impairment (*)	3/31/2023

Full-cost reserves	9,050,394	-	-	-	(1,961,532)	(1,706,164)	(3,087,683)	2,295,015	774,509	-	-	(931,072)	(380,540)	(472,735)	1,285,177
Unevaluated wells in progress	5,868,137	303,500	-	-	-	-	(1,235,285)	4,936,352	106,843	-	3,244,653	(28,265)	-	(5,014,930)	3,244,653

	14,918,531	303,500	-	-	(1,961,532)	(1,706,164)	(4,322,968)	7,231,367	881,352	-	3,244,653	(959,337)	(380,540)	(5,487,665)	4,529,830

Summary of amounts in Statements of Operations	March 31, 2023	March 31, 2022

Impairment	5,487,665	4,322,968
Depletion	380,540	1,706,164
Accretion	119,518	155,612
Depreciation	200,580	33,439

	6,188,303	6,218,183

(*) The impairment expense related to the unevaluated wells in progress were first transferred to the full cost pool and then impaired.